[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

May 24, 2013

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934
Re:
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen::

        On behalf of Rocket Fuel Inc., a Delaware corporation (the "Company"), we hereby confidentially submit the Company's draft Registration Statement on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the "JOBS Act") and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission (the "Commission"). The Company is an "emerging growth company" within the meaning of the JOBS Act.

        Please direct all notices and communications with respect to this confidential submission to each of the following:

  Rocket Fuel Inc.
  Attention: JoAnn Covington
  350 Marine Parkway
  Marina Park Center
  Redwood City, California 94065
  Telephone: (650) 595-1300

With a copy to:

  Wilson Sonsini Goodrich & Rosati, P.C.
  Attention: Rachel B. Proffitt
  650 Page Mill Road
  Palo Alto, California 94304
  Phone: (650) 493-9300

        Should you have any questions on this submission, please do not hesitate to contact Steven Bochner or me at (650) 493-9300.

Very truly yours,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
Rachel B. Proffitt
cc:
JoAnn Covington, Rocket Fuel Inc.